UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

QuantaSing Group Limited

(Name of Issuer)

Class A ordinary shares, par value of US$0.0001 per share

(Title of Class of Securities)

74767N 107**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 74767N 107 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Stock Market under the symbol “QSG.” Each ADS represents three Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74767N 107

1	Name of Reporting Person Peng Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 49,859,049 ordinary shares(1) (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 49,859,049 ordinary shares(1) (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,859,049 ordinary shares(1) (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 30.8%(2) (See Item 4)
12	Type of Reporting Person IN

(1)	Represents 49,859,049 Class B ordinary shares held by Even Par Holding Limited, a company ultimately controlled by NICE PAR TRUST, a trust established for the benefit of Mr. Peng Li.
(2)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 74767N 107

1	Name of Reporting Person Even Par Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 49,859,049 ordinary shares (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 49,859,049 ordinary shares (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,859,049 ordinary shares (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 30.8%(1) (See Item 4)
12	Type of Reporting Person CO

(1)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer: QuantaSing Group Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2/F, Building D, Ronsin Technology Center Chaoyang District, Beijing 100102 People’s Republic of China

Item 2(a).	Name of Person Filing: Peng Li Even Par Holding Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

Peng Li:
2/F, Building D, Ronsin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

Even Par Holding Limited:
Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town, Tortola

British Virgin Islands

Item 2(c)	Citizenship: Peng Li: People’s Republic of China Even Par Holding Limited: British Virgin Islands

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value of US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share. Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

74767N 107

This CUSIP number applies to the ADSs of the Issuer, each representing three Class A ordinary shares of the Issuer. No CUSIP number has been assigned to ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Peng Li(2)	49,859,049	30.8%	49,859,049	0	49,859,049	0
Even Par Holding Limited(3)	49,859,049	30.8%	49,859,049	0	49,859,049	0

(1)	Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 161,818,987 issued and outstanding ordinary shares (consisting of 111,959,938 Class A ordinary shares excluding treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans, and 49,859,049 Class B ordinary shares) of the Issuer as of December 31, 2023 as a single class. In computing the percentage ownership of the Reporting Persons, we have included, where applicable, shares that the Reporting Persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2023.
(2)	Represents 49,859,049 Class B ordinary shares held by Even Par Holding Limited, a company ultimately controlled by NICE PAR TRUST, a trust established for the benefit of Mr. Peng Li. See Note 3.
(3)	Represents 49,859,049 Class B ordinary shares held by Even Par Holding Limited, a company ultimately controlled by NICE PAR TRUST, a trust established under a trust deed between Mr. Peng Li as settlor and Vistra Trust (Singapore) Pte. Limited as trustee. Mr. Peng Li is the settlor and the sole beneficiary of NICE PAR TRUST. Under the terms of the trust deed of this trust, Mr. Peng Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Even Par Holding Limited in the Issuer. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Peng Li may be deemed to beneficially own all of the shares held by Even Par Holding Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

Peng Li

By:	/s/ Peng Li

Even Par Holding Limited

By:	/s/ Peng Li
Name:	Peng Li
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement